Brett E. Braden bbraden@velaw.com
Tel 713.758.4478 Fax 713.615.5756
February 4, 2009
VIA EDGAR AND HAND DELIVERY
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Superior Well Services, Inc. (the “Company”) Registration Statement on Form S-3 (the “Registration Statement”) File No. 333-156498 Filed February 4, 2009
Dear Mr. Schwall:
Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from the Staff dated January 15, 2009, concerning the Registration Statement. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the Staff’s comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.
Concurrently with the delivery of this letter, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1). We would like to bring to the Staff’s attention the various non-substantive changes that have been made throughout Amendment No. 1 that are unrelated to the Staff’s comments. For your convenience, we will provide the Staff three courtesy copies of this response letter, together with three copies of Amendment No. 1 that are marked to show changes made from the initial filing on December 30, 2008.

Vinson & Elkins LLP Attorneys at Law	First City Tower, 1001 Fannin Street, Suite 2500
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February 4, 2009 Page 2
Form S-3
Exhibit 5.1
1.	We note your assumption that the notes have been duly authorized by the Trustee. Please remove this assumption, or explain to us why it is appropriate.

Response: We have removed the assumption, as requested. Please see Exhibit 5.1 contained in Amendment No. 1.

2.	We note that your legal opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. We further note that one of the subsidiary guarantors is a Pennsylvania Corporation. Please revise your legal opinion so that it also covers the laws of Pennsylvania.

Response: We have revised the legal opinion to cover the laws of the Commonwealth of Pennsylvania, as requested. Please see Exhibit 5.1 contained in Amendment No. 1.
If you have any questions, please call the undersigned at (713) 758-4478.
Sincerely,
/s/ Bret E. Braden
Brett E. Braden

cc:	Mr. David E. Wallace Chief Executive Officer Superior Well Services, Inc.